UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

⌧	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

◻	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ______________

Commission file number: 001-13122

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Reliance Steel & Aluminum Co. Master 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Reliance Steel & Aluminum Co.

350 South Grand Avenue, Suite 5100

Los Angeles, California 90071

* All other schedules required by 29 CFR §2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, are not included because they are not applicable.

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants

Reliance Steel & Aluminum Co. Master 401(k) Plan

Los Angeles, California

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Reliance Steel & Aluminum Co. Master 401(k) Plan (the Plan) as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of delinquent participant contributions for the year ended December 31, 2021 and the schedule of assets (held at end of year) as of December 31, 2021, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Vasquez & Company LLP

We have served as the Plan’s auditor since 2022.

Glendale, California

June 28, 2022

RELIANCE STEEL & ALUMINUM CO. MASTER 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	December 31,
	2021	2020
Assets
Investment:
Plan interest in Master Trust	$1,544,063,421	$1,401,750,901

Receivables:
Notes receivable from participants	25,593,664	29,256,713
Due from trustee	7,790	384,081
Total receivables	25,601,454	29,640,794

Total assets	1,569,664,875	1,431,391,695

Liabilities
Excess contributions payable	—	195,303
Total liabilities	—	195,303

Net assets available for benefits	$1,569,664,875	$1,431,196,392

See accompanying notes to financial statements.

RELIANCE STEEL & ALUMINUM CO. MASTER 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2021
Additions
Income:
Plan interest in Master Trust investment income	$208,028,187
Interest on notes receivable from participants	1,529,620
Total income	209,557,807

Contributions:
Participants	57,928,247
Employer, net of forfeitures	25,362,340
Rollover	4,229,993
Total contributions, net	87,520,580

Revenue sharing program credits	866,190

Total additions	297,944,577

Deductions
Benefits paid to participants and beneficiaries	159,252,909
Administrative expenses	223,185
Total deductions	159,476,094

Net increase	138,468,483

Net assets available for benefits, beginning of year	1,431,196,392

Net assets available for benefits, end of year	$1,569,664,875

See accompanying notes to financial statements.

RELIANCE STEEL & ALUMINUM CO. MASTER 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2021

1.	Description of the Plan

The following description of the Reliance Steel & Aluminum Co. Master 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that provides certain benefits to the eligible employees of Reliance Steel & Aluminum Co. and certain subsidiaries (collectively the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and subsequent amendments.

The Plan is sponsored by Reliance Steel & Aluminum Co. (“Reliance”) whose subsidiaries are participating employers (“Participating Employers”) in the Plan. The Plan is administered by the Reliance Steel & Aluminum Co. Benefits Committee (“Plan Administrator”). The trustee of the Plan is Fidelity Management Trust Company (the “Trustee”) and the recordkeeper is Fidelity Investments Institutional Operations Company, Inc. The Plan is a 401(k) plan established for all employees of the Participating Employers of the Company who are not members of a collective bargaining unit for which the Company is required to make contributions to another qualified retirement plan.

Merfish United, Inc. and Admiral Metals Servicenter Company, Incorporated, wholly owned subsidiaries of Reliance, became participating employers in the Plan on January 1, 2022 and February 1, 2022, respectively. Additionally, on February 1, 2022, the non-union employees of Rotax Metals, Inc., a subsidiary of Yarde Metals, Inc. (a wholly owned subsidiary of Reliance), became eligible to participate in the Plan.

CARES Act

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was enacted, which included provisions, among others, that provided temporary relief for those retirement plan participants affected by COVID-19. Through September 22, 2020, participants impacted by COVID-19 could borrow from their account up to the lesser of $100,000 or the vested account balance and could suspend loan repayments until January 2021. Additionally, during that time, participants impacted by COVID-19 could take a penalty-free coronavirus-related distribution up to $100,000.

Participation

Eligible employees may participate in the Plan upon completion of 30 days of employment. Eligible employees are automatically enrolled into the Plan with an initial deferral contribution of 3% of eligible compensation, unless the employee elects a different deferral contribution percentage or declines to participate. The initial deferral contribution percentage for those participants automatically enrolled into the Plan increases annually by 1% (up to a maximum of 10%), unless elected otherwise by the participant.

Contributions

Participants may contribute up to 50% of eligible compensation into the Plan on a pre-tax basis and/or make Roth 401(k) contributions on an after-tax basis, subject to federal limits. Additionally, participants attaining age 50 by the end of a Plan year can make additional “catch-up” contributions. Participating employers make matching contributions per payroll cycle and all employer contributions are discretionary, as determined by the Company.

Participants may contribute eligible rollovers from other qualified defined benefit plans, defined contribution plans and individual retirement accounts.

RELIANCE STEEL & ALUMINUM CO. MASTER 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2021

Participant Accounts

Each participant's account is credited with the participant's contributions, employer contributions and allocation of investment earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participants direct the investment of their account balances into various investment funds offered by the Plan.

Vesting

Participants are immediately vested in their accounts with respect to participant contributions, eligible rollovers and earnings thereon. Participants vest in Company contributions and earnings thereon based upon the following schedule:

Years of Service	Vested Percentage
Less than 1	0%
1	25%
2	50%
3	75%
4 or more	100%

Payment of Benefits

Upon retirement, disability, death, or termination of service, a participant is eligible to receive a lump-sum amount equal to the value of the vested interest in his or her account. Installment payment options are also available. Other withdrawals from participants' account balances may be made under certain circumstances, as defined in the Plan document.

Forfeitures

For the year ended December 31, 2021, forfeited employer contributions totaled $889,786. Forfeitures used to reduce the Company’s contributions during 2021 were $964,081. As of December 31, 2021 and 2020, the Plan held $40,469 and $114,764, respectively, of forfeited nonvested account balances that can be used to reduce future Company contributions.

Notes Receivable from Participants

Participants generally may borrow from their accounts up to the lesser of $50,000 or 50% of their vested account balance. Loans are secured by the respective participant's vested account balance and are subject to interest charges. Interest rates applicable to new notes are determined by the Plan Administrator on the first day of each calendar quarter based on prevailing market rates. Loans are repaid ratably through periodic payroll deductions over a term not exceeding five years for general purpose loans and up to ten years for the purchase of a primary residence. The Plan holds notes from transferred plans whose maturities may exceed ten years. As of December 31, 2021, notes receivable from participants had interest rates that ranged from 3.25% to 10.50%, and have maturities through August 2040. Interest earned is recorded on an accrual basis as interest on notes receivable from participants in the Statement of Changes in Net Assets Available for Benefits. Unpaid loans determined to be in default under the terms of the notes are deemed to be distributed in accordance with the provisions of the Plan document.

As described under CARES Act above, through September 22, 2020, participants impacted by COVID-19 could borrow up to $100,000 from their account and suspend making loan repayments until January 2021.

RELIANCE STEEL & ALUMINUM CO. MASTER 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2021

Administrative Expenses

Administrative expenses include loan initiation and maintenance, and overnight delivery fees that are charged by the Trustee directly to the account balance of the applicable participants.

Recordkeeping fees, audit, legal and other administrative expenses relating to the Plan are not reflected in the accompanying financial statements as they are paid by the Company.

Revenue Sharing Program

The Plan receives investment funds administrative revenue credits through its participation in Fidelity’s revenue sharing program. During the 2020 Plan year and the first two quarters of 2021, revenue sharing credits were allocated on a quarterly basis equally to participant accounts with a balance as of the end of each quarter. Beginning with the Plan’s third quarter ended September 30, 2021, the revenue sharing credits were allocated to Plan participants based on the investments held in each participant’s account during the applicable quarter. The revenue sharing program credits for the year ended December 31, 2021 were $866,190, of which $858,400 was received by the Plan in 2021, and the balance, $7,790, recorded as Due from trustee, was received by the Plan in 2022.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Investments are reported at fair value, except for fully-benefit responsive investment contracts which are presented at contract value.

The Plan has a 100% interest in the net assets of the Reliance Steel & Aluminum Co. Master 401(k) Plan Master Trust (the “Master Trust”). See Note 3, Information Concerning the Master Trust.

The Plan, through the Master Trust, invests in the Fidelity Managed Income Portfolio Class 2 (the “MIP”), which is a common collective trust. The common collective trust invests in fully benefit-responsive investment contracts issued by insurance companies and other financial institutions, and in fixed income securities (see Investment Valuation and Income Recognition). The investment in the common collective trust is reported at contract value, which is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Investment Valuation and Income Recognition

The Master Trust has investments in registered investment companies (mutual funds), commingled funds, a common collective trust, a unitized Reliance common stock fund and participant-directed brokerage accounts through Fidelity® Brokerage Link. Mutual funds and common stock are stated at fair value based on the quoted market price of the funds or common stock held. The investments in commingled funds and the common collective trust are stated at net asset value (“NAV”) of the shares held by the Plan as a practical expedient to estimate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

The Master Trust holds shares of Fidelity Institutional Asset Management commingled funds, which are collective trusts. The objective of the target-dated funds is to seek high total return until the target retirement date and thereafter to seek high current income and as a secondary objective, capital appreciation. These funds generally invest in a combination

RELIANCE STEEL & ALUMINUM CO. MASTER 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2021

of equity, fixed income and short-term pools. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value and there are generally no restrictions on a participant’s ability to redeem at the fund’s NAV.

The Master Trust has an investment in the MIP, a stable value fund held within a common collective trust, which has entered into fully benefit-responsive investment contracts to provide preservation of principal, maintain a stable interest rate and provide liquidity at contract value for participant withdrawals and transfers. The stable value fund has an investment objective to maintain a constant NAV while generating a slightly higher yield than the money market fund. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. Generally, there are no restrictions on a participant’s ability to redeem their investment in the common collective trust at the investment’s NAV. However, withdrawals prompted by certain events (e.g., the termination of the MIP and changes in laws or regulations) may restrict a participant’s ability to redeem the investment at its NAV.

Cash and cash equivalents include interest-bearing cash and a money market fund.

Net Appreciation (Depreciation) in Fair Value of Investments

Realized and unrealized appreciation (depreciation) in fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

Realized and unrealized appreciation (depreciation) in fair value of investments is presented in the accompanying Statement of Changes in Net Assets Available for Benefits as Plan interest in Master Trust investment income, which is detailed in Note 3, Information Concerning the Master Trust.

Risks and Uncertainties

The Plan has an interest in the Master Trust which invests in various funds that hold investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants’ account balances and the amounts reported in the financial statements.

The Plan provides investment options that hold securities of foreign companies, which may involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.

The global COVID-19 outbreak and associated actions implemented by governments around the world, as well as the related increased business uncertainty and economic contraction, had an adverse impact on Reliance’s financial results during 2020. The Company took a variety of actions during 2020 to mitigate the financial impacts from the pandemic and financial performance has improved significantly since that time. Further resurgences of the virus or its variants and the conflict between Russia and Ukraine could impact adversely the Company’s business and the Plan.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could materially differ from those estimates.

RELIANCE STEEL & ALUMINUM CO. MASTER 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2021

Payment of Benefits

Benefits paid to participants are recorded when paid.

3.	Information Concerning the Master Trust

The Plan has a 100% interest in the net assets of the Master Trust. The following table summarizes the net assets of the Master Trust:

	December 31,	December 31,
	2021	2020
Assets
Investments at fair value:
Cash and cash equivalents	$62,238,410	$71,289,574
Commingled funds	705,441,779	-
Mutual funds	608,966,364	1,187,738,777
Reliance Steel & Aluminum Co. common stock	120,832,811	92,272,405
Common collective trust	45,183,018	50,933,276
Self-directed brokerage accounts	1,027,455	-
Total investments at fair value	1,543,689,837	1,402,234,032

Receivables and other	389,263	11,730

Total assets	1,544,079,100	1,402,245,762

Liabilities
Other payables	15,679	494,861
Total liabilities	15,679	494,861

Net assets in Master Trust	$1,544,063,421	$1,401,750,901

The following table summarizes the changes in net assets of the Master Trust:

Year Ended
December 31,
2021
Investment income
Net appreciation in fair value of investments	$139,523,955
Interest and dividend income	68,504,232
Investment income	208,028,187

Net transfers with the Master Plan	(65,715,667)

Net increase	142,312,520

Net assets in Master Trust, beginning of year	1,401,750,901

Net assets in Master Trust, end of year	$1,544,063,421

Participants may invest in certain investments offered by the Trustee, including a unitized Reliance common stock fund that consists principally of Reliance Steel & Aluminum Co. common stock and interest-bearing cash that provides

RELIANCE STEEL & ALUMINUM CO. MASTER 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2021

liquidity for trading. As of December 31, 2021 and 2020, the Plan, through the Master Trust, held approximately 1,047,105 and 1,063,909 units of the Reliance Steel Stock Fund, with fair values of $125,825,064 and $95,371,489, respectively.

The assets and liabilities of the Reliance Steel Stock Fund were as follows:

	December 31,	December 31,
	2021	2020
Reliance Steel & Aluminum Co. common stock (744,870 shares as of December 31, 2021 and 770,542 shares as of December 31, 2020)	$120,832,811	$92,272,405
Interest-bearing cash	4,618,669	3,582,215
Receivables and other	389,263	11,730
Benefit claims payable and other liabilities	(15,679)	(494,861)
	$125,825,064	$95,371,489

For risks and uncertainties regarding investment in Reliance Steel & Aluminum Co. common stock, participants should refer to the Reliance Steel & Aluminum Co. Annual Report on Form 10-K for the year ended December 31, 2021 and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2022.

On July 1, 2021, certain investments offered to plan participants by the Trustee were changed, including the availability of Fidelity BrokerageLink®, a brokerage account within the participant’s 401(k) account, that participants can invest up to 95% of their account balance in Fidelity and non-Fidelity mutual funds, the replacement of target-date mutual funds with target-date commingled funds and the removal and addition of certain other mutual funds.

4.	Fair Value Measurements

Fair value is the price that would be received to sell the investment in an orderly transaction between market participants (an exit price). The Codification establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in markets that are active; quoted market prices in markets that are not active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for substantially the full terms of the assets or liabilities.

Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

RELIANCE STEEL & ALUMINUM CO. MASTER 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2021

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s investment assets at fair value as of December 31, 2021 and 2020:

December 31, 2021	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$62,238,410	$—	$—	$62,238,410
Mutual funds	608,966,364	—	—	608,966,364
Reliance Steel & Aluminum Co. common stock	120,832,811	—	—	120,832,811
Self-directed brokerage accounts	1,027,455	—	—	1,027,455
Total assets in the fair value hierarchy	793,065,040	—	—	793,065,040
Commingled funds measured at NAV				705,441,779
Common collective trust measured at NAV				45,183,018
Total investments at fair value	$793,065,040	$—	$—	$1,543,689,837

December 31, 2020	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$71,289,574	$—	$—	$71,289,574
Mutual funds	1,187,738,777	—	—	1,187,738,777
Reliance Steel & Aluminum Co. common stock	92,272,405	—	—	92,272,405
Total assets in the fair value hierarchy	1,351,300,756	—	—	1,351,300,756
Common collective trust measured at NAV				50,933,276
Total investments at fair value	$1,351,300,756	$—	$—	$1,402,234,032

The Master Trust’s investments in mutual funds, common stock and self-directed brokerage accounts are measured at fair value based on quoted market prices of the underlying investments in active markets. Cash and cash equivalents include a money market fund that is measured at fair value based on a quoted market price in an active market and interest-bearing cash with a carrying amount that approximates fair value. The Plan’s investments in commingled funds and common collective trust are measured at fair value using NAV as a practical expedient. The fair value of these assets is excluded from the fair value hierarchy and is presented in the tables above to permit reconciliation of the investments classified within the fair value hierarchy to the Master Plan’s total investments at fair value.

5.	Related Party and Party-in-Interest Transactions

Certain Master Trust investments include shares in mutual funds, commingled funds and an interest in a common collective trust that are managed by the Trustee. The Master Trust also holds shares of Reliance Steel & Aluminum Co. common stock through the unitized Reliance common stock fund. The unitized Reliance common stock fund received $2,054,886 of dividends from Reliance Steel & Aluminum Co. for the 2021 Plan year. These transactions and loans to plan participants qualify as exempt party-in-interest transactions.

6.	Income Tax Status

The Plan received a determination letter from the Internal Revenue Service (“IRS”) dated June 13, 2019 confirming the tax qualification status of the Plan. Although the Plan has been amended since the date of this letter, the Plan Administrator believes the Plan is currently operating in compliance with the applicable requirements of the IRC and therefore is tax qualified.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax years in progress.

In 2022, the Plan Administrator identified errors in the administration of participant deferrals which resulted in certain participants’ elections to increase or decrease their contribution to the Plan not being processed correctly. The Plan

RELIANCE STEEL & ALUMINUM CO. MASTER 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2021

Administrator believes it has made necessary changes to the design of the Plan’s internal controls relating to the administration of participant deferral elections. Reliance intends to make contributions to the identified Plan participants for missed Plan contributions and associated lost earnings and file with the IRS a request for a compliance statement under the Voluntary Correction Program (“VCP”) to resolve the Plan’s operational error. The Plan Administrator is currently determining the aggregate net elected contributions that were not properly contributed to the Plan. The Plan Administrator has consulted with counsel and believes the resolution of this matter will not impact the tax qualification. The Plan Administrator believes that the final outcome of the VCP filing and the IRS’s response will not have a material effect on the Plan’s financial statements.

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend or terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

8.	Nonexempt Transactions

As reported on the Form 5500, Schedule H, Part IV, Line 4a – Schedule of Delinquent Participant Contributions, certain participant contributions and loan repayments were not remitted to the Plan within the timeframe specified by the Department of Labor’s Regulation 29 CFR §2510.3-102, thus constituting nonexempt transactions between the Plan and the Company during the 2021 Plan year. Late remittances amounted to $54,783 for the 2021 Plan year and the Company remitting lost earnings to the affected Plan participants in 2021.

9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as reported on the Form 5500 with that reported in the accompanying financial statements:

	December 31,	December 31,
	2021	2020
Net assets available for
benefits as reported on the Form 5500	$1,570,066,983	$1,432,980,294
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts
held by a common collective trust	(402,108)	(1,783,902)
Net assets available for benefits as reported
on the accompanying financial statements	$1,569,664,875	$1,431,196,392

RELIANCE STEEL & ALUMINUM CO. MASTER 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2021

The following is a reconciliation of the changes in net assets available for benefits as reported on the Form 5500 with that reported in the accompanying financial statements:

Year Ended
December 31, 2021
Net increase in net assets available for benefits as
reported on the Form 5500	$137,086,689
Investments:
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts
held by a common collective trust:
Beginning of year	1,783,902
End of year	(402,108)
Net increase in net assets available for benefits as
reported on the accompanying financial statements	$138,468,483

RELIANCE STEEL & ALUMINUM CO. MASTER 401(k) PLAN

SCHEDULE H, PART IV, LINE 4a – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

Year Ended December 31, 2021

Employer Identification Number: 95-1142616

Plan Number: 003

Total that Constitute Nonexempt Prohibited Transactions
Total Fully
Participant Contributions Transferred			Contributions	Corrected
Late to the Plan	Contributions	Contributions	Pending	Under
Check Here if Late Participant Loan	Not	Corrected	Correction in	VFCP and PTE
Repayments are Included ☒	Corrected	Outside VFCP *	VFCP	2002-51
$131,329	—	$131,329	—	—

*Includes $76,546 delinquent contributions relating to the Plan year ended December 31, 2020 presented as Contributions Not Corrected in Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2020.

RELIANCE STEEL & ALUMINUM CO. MASTER 401(k) PLAN SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) December 31, 2021 Employer Identification Number: 95-1142616
Plan Number: 003

		(c)
		Description of Investment, including
	(b)	Maturity Date,		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost	Value
	Master trust:
*	Master Trust	Plan interest in Master Trust	a	$1,544,465,529

	Notes receivable from participants:
		Notes receivable from participants with
		interest rates ranging from 3.25% to
		10.50%, collateralized by participants'
		account balance and maturing through
*	Notes receivable from participants	August 2040	—	25,593,664

			Total	$1,570,059,193

* Represents a party-in-interest as defined by ERISA.

a The cost of participant-directed investments is not required to be disclosed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Reliance Steel & Aluminum Co. Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RELIANCE STEEL & ALUMINUM CO.
MASTER 401(k) PLAN

Dated: June 28, 2022	By:	/s/ Arthur Ajemyan
Arthur Ajemyan
Member of the Reliance Steel & Aluminum Co. Benefits Committee

EXHIBIT

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm—Vasquez & Company LLP